Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (303) 861-0934

Anthony J. Best
President and Chief Executive Officer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, CO 80203

> **Re:** **St. Mary Land & Exploration Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2007**
> **File No. 001-31539**

Dear Mr. Best:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 8

1. Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the instruction to Item 402(k), indicating that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

2. Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

3. Refer to the continuation of compensation to Mr. Hellerstein in his new capacity as non-executive Chairman of the Board. Revise your discussion to address the manner in which you determined the compensation levels for his new role. See Item 402(b)(1)(v) of Regulation S-K.

Compensation Discussion & Analysis, page 9

4. Refer to the disclosure indicating the use of a "scorecard" to determine or adjust the compensation awarded to an executive officer. Please define key terms when first used.

Objective of the Company's Compensation Program, page 10

5. The extent to which the committee engages consultants, advisors, or counsel to assist in fulfilling its responsibilities and duties is not clear. If the committee or management retained consultants to assist with establishing compensation, please provide the full information set forth in paragraph (e)(3)(iii) of Item 407 of Regulation S-K.

Base Salary, page 11

6. Please identify the companies that comprise the peer group against which you benchmark compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you have benchmarked different elements of your compensation against a subset of the peer group or a different group of comparator, please identify the companies that comprise each group. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of

compensation. This includes a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Cash Bonus Plan, page 12

7. Please provide additional analysis about how you determine the amount of compensation paid under the Cash Bonus Plan, the Restricted Stock Plan, and the Net Profits Interest Bonus Plan. See Item 402(b)(1)(v) of Regulation S-K. To the extent practicable, please avoid disclosure that merely provides general descriptions of how the programs function. Provide a more focused discussion that not only sets forth the amount of compensation awarded under these plans but also provides substantive analysis and insight into how the committee determined the specific payout amounts. Provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plans. Ensure that your disclosure contains appropriate analysis of the specific factors the committee considered in approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered. Refer to Item 402(b)(1)(v) of Regulation S-K.

8. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Hellerstein. See Item 402(b)(2)(vii) of Regulation S-K.

9. You have not provided quantitative disclosure of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation in 2006 and 2007. Please disclose the specific targets and how you structure your incentive awards around them. See Item 402(b)(2)(v) of Regulation S-K. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit the targets under Instruction 4 to Item

402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it will be for you to achieve the target levels or other factors. To this extent, please provide disclosure that contains appropriate insight into the factors the committee considered in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

10. You state that although the 10% change in net asset value target was not met you still awarded bonus amounts in light of other operational achievements referenced in the last sentence on page 12. Please clarify whether any of the operational achievements so referenced were actual operational targets that were pre-established for the fiscal year 2006.

11. You state that in evaluating the change in net asset value, the "measurement system is designed to be partially isolated from the effects of commodity price." Please clarify your statement by explaining concisely the relevance of commodity price increases to the measurement system as well as to compensation that you awarded under the program. For example, indicate whether this inability to isolate commodity price increases could result in bonus payments that are principally based on drastic changes in commodity price versus actual improvements in performance. Further, given the significance of change in commodity prices in recent years, please provide discussion of the degree to which commodity price changes, as opposed to relative performance against a peer group, impacted the compensation you awarded. See Item 402(b)(1)(v) of Regulation S-K.

12. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note a significant disparity in Mr. Hellerstein's the salary and the amount awarded to him under the non-equity incentive plan relative to Messrs. Pharo, Honeyfield and Nance. In addition, it is not apparent what duties Mr. Best performed during 2006 that contributed to the base salary he earned. Here, refer to Mr. Best's cash bonus relative to the other named executive officers, including Mr. Hellerstein. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Net Profits Interest Bonus Plan, page 14

13. Please clarify how you determine individual participation by reference to the participation levels of each of the named executive officers and the percentage of pools relative to the total, in which they are participants. Describe who determines whether an individual will be allowed to participate in a given pool in a given year and whether certain level executive officers will always be allowed to participate in each pool that is opened.

Summary Compensation Table, page 18

14. Disclose all assumptions made in the valuation of awards in the stock awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi).

Grants of Plan-Based Awards, page 19

15. Please clarify whether restricted stock awards are dividend eligible. See Item 402(e) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End, page 20

16. As set forth in Instruction 2 to Item 402(f)(2) of Regulation S-K, please disclose by footnote the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end.

Employment Agreements and Termination of Employment, page 23

17. You have not provided the quantitative data required by Item 402(j)(2) of Regulation S-K for each named executive officer. In addition to the quantitative information required, in the Compensation Discussion and Analysis, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Transactions, page 27

    18. Provide the disclosure required by Item 404(b) of Regulation S-K.

    Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

    Please contact me at (202) 551-3757 with any questions.

                Sincerely,

                Mellissa Campbell Duru
                Attorney Advisor